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Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ACCURAY INCORPORATED

        Euan S. Thomson, Ph.D. and Robert E. McNamara, hereby certify that:

        ONE:    The date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was February 22, 2001.

        TWO:    They are the President and Chief Executive Officer and the Secretary, respectively, of Accuray Incorporated, a Delaware corporation.

        THREE:    This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 241 and 245 of the General Corporation Law of the State of Delaware (the "DGCL").

        FOUR:    This corporation has not received any payment for its capital stock.

        FIVE:    This Amended and Restated Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

ARTICLE I

        The name of the corporation is Accuray Incorporated (the "Corporation").

ARTICLE II

        The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE III

        The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV

        This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Eighty-Seven Million Four Hundred Nineteen Thousand Three Hundred Thirty-One (87,419,331) shares, Seventy Million (70,000,000) shares of which shall be Common Stock (the "Common Stock"), and Seventeen Million Four Hundred Nineteen Thousand Three Hundred Thirty-One (17,419,331) shares of which shall be Preferred Stock (the "Preferred Stock"). The Common Stock shall have a par value of $0.001 per share and the Preferred Stock shall have a par value of $0.001 per share. Four Million Five Hundred Thousand (4,500,000) of the authorized shares of Preferred Stock are hereby designated "Series A Preferred Stock" (the "Series A Preferred"), One Million Seventy Thousand Six Hundred Sixty-Six (1,070,666) of the authorized shares of Preferred Stock are hereby designated "Series A-1 Preferred Stock" (the "Series A-1 Preferred"), Six Hundred Sixty-Six Thousand Six Hundred Sixty-Five (666,665) of the authorized shares of Preferred Stock are hereby designated "Series B Preferred Stock" (the "Series B Preferred") and Eleven Million One Hundred Eighty-Two Thousand (11,182,000) of the authorized shares of Preferred Stock are hereby designated "Series C Preferred Stock" (the "Series C Preferred"). The Series A Preferred, Series A-1

Preferred, Series B Preferred and the Series C Preferred are collectively referred to herein as the "Series Preferred."

        The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

        Section 1.    Dividend Rights.

          (a)   Holders of Series C Preferred, in preference to the holders of the Series A Preferred, Series A-1 Preferred and Series B Preferred (together, the "Junior Preferred Stock") and in preference to the holders of any other stock of the Corporation (the "Junior Stock"), shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds that are legally available therefor, non-cumulative cash dividends at the rate of eight percent (8%) of the "Original Issue Price" per annum on each outstanding share of Series C Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). In the event dividends are declared which pay in full the non-cumulative dividends on all Preferred Stock in a particular year, the Series C Preferred shall be entitled to share ratably in dividends, whether paid in cash, shares or otherwise, declared by the Corporation for the holders of Junior Preferred Stock and Junior Stock in excess of the total of all such non-cumulative dividends paid to holders of Preferred Stock on an as-if converted to Common Stock basis.

          (b)   After the full dividend preference for the holders of the Series C Preferred have been paid or declared as set apart for payment, but before payment of any dividends on the Junior Stock, the holders of Junior Preferred Stock, in preference to the holders of Junior Stock, shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of ten percent (10%) of the "Original Issue Price" per annum on each outstanding share of Junior Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

          (c)   The Original Issue Price of the Series A Preferred shall be two dollars ($2.00), the Original Issue Price of the Series A-1 Preferred shall be three dollars ($3.00), the Original Issue Price of the Series B Preferred shall be seven dollars and fifty cents ($7.50) and the Original Issue Price of the Series C Preferred shall be one dollar ($1.00). Such dividends shall be payable only when, as and if declared by the Board of Directors. Such dividends shall be non-cumulative and shall be paid on a pro-rata, pari passu basis in proportion to the respective dividend rates therefor.

          (d)   So long as any shares of Series Preferred shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock, nor shall any shares of any Junior Stock of the Corporation be purchased, redeemed, or otherwise acquired for value by the Corporation (except for acquisitions of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation or in exercise of the Corporation's right of first refusal upon a proposed transfer) until all dividends (set forth in Section 1(a) and 1(b) above) on the Series C Preferred and the Junior Preferred Stock shall have been paid or declared and set apart. In the event dividends are paid on any share of Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Preferred in an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock. The provisions of this Section 1(d) shall not, however, apply to (i) a dividend payable in Common Stock, (ii) the acquisition of shares of any Junior Stock in exchange for shares of any other Junior Stock, or (iii) any repurchase of any outstanding securities of the Corporation that is approved by the Corporation's Board of Directors.

          (e)   "Distribution" means the transfer of cash or property without consideration, whether by way of dividend or otherwise, or the purchase of shares of the Corporation (other than in connection with the repurchase of shares of Common Stock issued to or held by employees, consultants, officers or directors at a price not greater than the amount paid by such persons for such shares upon termination of their employment or services pursuant to agreements providing for the right of said repurchase or upon exercise of a right of first refusal approved by the Corporation's Board of Directors) for cash or property.

          (f)    As authorized by Section 402.5(c) of the California General Corporation Law, Sections 502 and 503 of the California General Corporation Law, to the extent otherwise applicable, shall not apply with respect to Distributions made by the Corporation in connection with the repurchase of shares of Common Stock issued to or held by employees, consultants, officers and directors at a price not greater than the amount paid by such person for such shares upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, which agreements were authorized by the approval of the Corporation's Board of Directors.

        Section 2.    Voting Rights.

          (a)    General Rights.    Except as otherwise provided herein or as required by law, the Series Preferred shall be voted equally with the shares of the Common Stock of the Corporation and not as a separate class on all matters on which the Common Stock shall be entitled to vote, at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Series Preferred shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder's aggregate number of shares of Series Preferred are convertible (pursuant to Section 4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the shares of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

          (b)    Separate Vote of Series C Preferred.

              (i)  In addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series C Preferred shall be necessary for effecting or validating the following actions:

              (A)  any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation (including any filing of a Certificate of Designation), that affects adversely the voting powers, preferences, or other special rights or privileges, qualifications, limitations, or restrictions of the Series C Preferred;

              (B)  any authorization or any increase, whether by reclassification or otherwise, in the authorized amount of any class of shares or series of equity securities of the Corporation ranking senior to the Series C Preferred in liquidation preference, voting or dividends;

              (C)  any redemption, purchase, repurchase, payment of dividends or other acquisitions or distributions with respect to Common Stock or Preferred Stock (except for acquisitions of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation or in exercise of the Corporation's right of first refusal upon a proposed transfer);

              (D)  any transfer of material assets of the Corporation to any person other than a wholly-owned subsidiary of the Corporation; or

              (E)  any Asset Transfer or Acquisition (each as defined in Section 3(d)).

          (c)    Election of Board of Directors.    The authorized size of the Corporation's Board of Directors shall be set by resolution of the Board of Directors. The holders of Series C Preferred, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors (the "Series C Director") at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director; (ii) the holders of Common Stock and Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, as applicable, shall be entitled to elect the remaining members of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

        Section 3.    Liquidation Rights.

          (a)   Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the holders of Series C Preferred shall be entitled to receive, prior and in preference to any distribution or payment of the assets of the Corporation legally available for distribution to the holders of the Junior Preferred Stock or any Junior Stock by reason of their ownership thereof, a per share amount equal to the sum of (i) the Original Issue Price of the Series C Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), (ii) an amount equal to twenty percent (20%) of the Original Issue Price of the Series C Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) for each 12-month period beginning on April 4, 2002, and (ii) all declared and unpaid dividends on such shares of Series C Preferred for each share of Series C Preferred held by them. If, upon any liquidation, distribution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Series C Preferred of the liquidation preference set forth herein, then such assets shall be distributed pro rata among the holders of Series C Preferred at the time outstanding, in proportion to the aggregate preferential amount each such holder would otherwise be entitled to receive pursuant to this Section 3(a).

          (b)   After the payment of the full liquidation preference of the Series C Preferred as set forth in Section 3(a) above, the holders of Junior Preferred Stock shall be entitled to receive, prior and in preference to any distribution or payment of the assets of the Corporation legally available for distribution to the holders of any Junior Stock by reason of their ownership thereof, an amount for each share of Junior Preferred Stock, equal to the sum of (i) the Original Issue Price of such series of Junior Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), and (ii) all declared and unpaid dividends on such shares of Junior Preferred Stock. If, upon any liquidation, distribution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Junior Preferred Stock of the liquidation preference set forth herein, then such assets shall be distributed pro rata among the holders of Junior Preferred Stock at the time outstanding, in proportion to the aggregate preferential amount each such holder would otherwise be entitled to receive pursuant to this Section 3(b).

          (c)   After the payment of the full liquidation preferences set forth in Sections 3(a)-(b) above, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed pro rata to the holders of Common Stock.

          (d)   The following events shall be considered a liquidation under Section 3:

              (i)  any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than 50% of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions other than a merger effected exclusively for the purpose of changing the domicile of the Corporation (an "Acquisition"); or

             (ii)  a sale, lease or other disposition of all or substantially all of the assets of the Corporation (an "Asset Transfer").

          (e)   If the consideration distributed by this Corporation in any liquidation, dissolution or winding up is other than cash, its value will be deemed its fair market value as determined in good faith by the Corporation's Board of Directors. Any securities shall be valued as follows:

              (i)  Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

              (A)  if traded on a securities exchange or through the Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing;

              (B)  if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

              (C)  if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

             (ii)  The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i)(A), (B) or (C) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

            (iii)  This Corporation shall give each holder of record of the Series Preferred written notice of such impending transaction not less than ten (10) days prior to the stockholders' meeting called to approve such transaction.

        Section 4.    Conversion Rights.

        The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock:

          (a)    Optional Conversion.    Subject to and in compliance with the provisions of this Section 4, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series A Conversion Rate" then in effect (determined as provided in Section 4(b)) by the number of shares of Series A Preferred being converted. The number of shares of Common Stock to which a holder of Series A-1 Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series A-1 Conversion Rate" then in effect (determined as provided in Section 4(b)) by the number of shares of Series A-1 Preferred being converted. The number of shares of Common Stock to which a holder of Series B

  Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series B Conversion Rate" then in effect (determined as provided in Section 4(b)) by the number of shares of Series B Preferred being converted. The number of shares of Common Stock to which a holder of Series C Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series C Conversion Rate" then in effect (determined as provided in Section 4(b)) by the number of shares of Series C Preferred being converted.

          (b)    Series Preferred Conversion Rate.

              (i)  The conversion rate in effect at any time for conversion of the Series A Preferred (the "Series A Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series A Preferred by the "Series A Conversion Price," calculated as provided in Section 4(c).

             (ii)  The conversion rate in effect at any time for conversion of the Series A-1 Preferred (the "Series A-1 Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series A-1 Preferred by the "Series A-1 Conversion Price," calculated as provided in Section 4(c).

            (iii)  The conversion rate in effect at any time for conversion of the Series B Preferred (the "Series B Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series B Preferred by the "Series B Conversion Price," calculated as provided in Section 4(c).

            (iv)  The conversion rate in effect at any time for conversion of the Series C Preferred (the "Series C Conversion Rate," together with the Series A Conversion Rate, the Series A-1 Conversion Rate and the Series B Conversion Rate, the "Series Preferred Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series C Preferred by the "Series C Conversion Price," calculated as provided in Section 4(c).

          (c)    Conversion Price.    The Series A Conversion Price shall initially be $1.316811. The Series A-1 Conversion Price shall initially be $1.480450. The Series B Conversion Price shall initially be $1.00. The Series C Conversion Price shall initially be $1.00. The Series A Conversion Price, the Series A-1 Conversion Price, the Series B Conversion Price and the Series C Conversion Price (together the "Series Preferred Conversion Price") each shall be adjusted from time to time in accordance with this Section 4. All references to the Series Preferred Conversion Price herein shall mean the Series Preferred Conversion Price as so adjusted.

          (d)    Automatic Conversion.

              (i)  Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Rate, upon the earlier to occur of (A) the affirmative vote or written consent of the holders of at least a majority of the then outstanding shares of the Series Preferred voting together as a single class on an as-converted to Common Stock basis, or (B) immediately prior to the closing of a firmly underwritten public offering of shares of Common Stock in which the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $25,000,000 (a "Qualified Public Offering"). Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 1.

          (e)    Fractional Shares.    No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined in good faith by the Corporation's Board of Directors) on the date of conversion.

          (f)    Mechanics of Conversion.    Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series Preferred, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted and shall state the name or names in which the certificate or certificates for shares of Common Stock are to be issued. In the event of an automatic conversion pursuant to Section 4(d), the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. After receipt of the notice or after an automatic conversion in accordance with Section 4(d), the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board of Directors as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or an Acquisition or Asset Transfer, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction, in which event the holder entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction.

          (g)    Adjustment for Stock Splits and Combinations.    If the Corporation shall at any time or from time to time after the filing of this Amended and Restated Certificate of Incorporation (the "Effective Date") effect a subdivision of the outstanding Common Stock, the Series Preferred Conversion Price for each series of Series Preferred then in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Corporation shall at any time or from time to time after the Effective Date combine the outstanding shares of Common Stock into a smaller number of shares, the Series Preferred Conversion Price for each series of Series Preferred then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(g) shall become effective at the close of business on the date the subdivision or combination becomes effective.

          (h)    Adjustment for Common Stock Dividends and Distributions.    If the Corporation at any time or from time to time after the Effective Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series Preferred Conversion Price for each series then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series Preferred Conversion Price for each series of Series Preferred then in effect by a fraction (1) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date, and (2) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Price for each series shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Price for each series shall be adjusted pursuant to this Section 4(h) to reflect the actual payment of such dividend or distribution.

          (i)    Adjustments for Other Dividends and Distributions.    If the Corporation at any time or from time to time after the Effective Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation (other than shares of Common Stock, or Convertible Securities (as defined below) and other than as otherwise adjusted pursuant to Section 4), in each such event provision shall be made so that the holders of the Series Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of other securities of the Corporation which they would have received had their Series Preferred been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the Series Preferred or with respect to such other securities by their terms.

          (j)    Adjustment for Reclassification, Exchange and Substitution.    If at any time or from time to time after the Effective Date, the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section 3(d) or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Series Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

          (k)    Reorganizations, Mergers, Consolidations or Sales of Assets.    If at any time or from time to time after the Effective Date, there is a capital reorganization of the Common Stock or a merger or consolidation of the Corporation with or into another corporation, or the sale of all of substantially all of the Corporation's assets to any other person (other than an Acquisition or Asset Transfer as defined in Section 3(d) or as recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), then as a part of such capital reorganization, merger, consolidation or sale, provision shall be made so that the holders of the Series Preferred shall thereafter be entitled to receive upon conversion of the Series Preferred the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation or sale, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series Preferred after the capital reorganization to the extent that the provisions of this Section 4 (including adjustment of the Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable. This Section 4(k) shall similarly apply to successive reorganizations, mergers, consolidations and sales.

          (l)    Sale of Shares Below Series Preferred Conversion Price.

              (i)  If at any time or from time to time after the Effective Date, the Corporation issues or sells, or is deemed by the express provisions of this subsection (l) to have issued or sold, Additional Shares of Common Stock (as hereinafter defined), other than as a dividend or other distribution on any class of stock as provided in Section 4(h) above, and other than a subdivision or combination of shares of Common Stock as provided in Section 4(g) above, for an Effective Price (as hereinafter defined) less than the then effective Series Preferred Conversion Price for each series, the then existing Series Preferred Conversion Price for such series shall be reduced, as of the opening of business on the date of such issue or sale,

              (A)  in the case of the Series A Preferred, Series A-1 Preferred and the Series C Preferred, to a price determined by multiplying the Series Preferred Conversion Price by a fraction (1) the numerator of which shall be (x) the number of shares of Common Stock deemed outstanding (as defined below) immediately prior to such issue or sale, plus (y) the number of shares of Common Stock which the aggregate consideration received (as defined in subsection (l)(ii)) by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Series Preferred Conversion Price, and (2) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as defined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued, or

              (B)  in the case of the Series B Preferred, to the price equal to the price paid per share for such Additional Shares of Common Stock.

            For the purposes of this Section 4(l), the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (X) the number of shares of Common Stock actually outstanding, (Y) the number of shares of Common Stock into which the then outstanding shares of Series Preferred could be converted if fully converted on the day immediately preceding the given date, and (Z) the number of shares of Common Stock which could be obtained through the exercise or conversion of all other rights, and Convertible Securities outstanding on the day immediately preceding the given date.

             (ii)  For the purpose of making any adjustment required under this Section 4(l), the consideration received by the Corporation for any issue or sale of securities shall (A) to the extent it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board of Directors, and (C) if Additional Shares of Common Stock, Convertible Securities (as hereinafter defined) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

            (iii)  For the purpose of the adjustment required under this Section 4(l), if the Corporation issues or sells any rights or options for the purchase of, or stock or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "Convertible Securities") and if the Effective Price of such Additional Shares of Common Stock is less than the Series Conversion Price for any series, in each case the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities, plus, in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options, plus, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion thereof; provided that if in the case of Convertible Securities the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses; provided further that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities. No further adjustment of the Series Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Series Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Series Preferred.

            (iv)  "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 4(l), whether or not subsequently reacquired or retired by the Corporation other than (A) shares of Common Stock issued upon conversion of the Series Preferred; (B) shares of Common Stock issued to employees, consultants or directors pursuant to incentive stock option plans approved by the Corporation's Board of Directors; (C) shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Effective Date; (D) shares of Common Stock issued as a dividend or distribution on Common Stock or Preferred Stock; (E) shares of

    Common Stock issued in connection with a Qualified Public Offering; or (F) shares of Common Stock that are otherwise excluded by vote or written consent of holders of at least a majority of the Series Preferred, voting as a single class on an as-converted to Common Stock basis. The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under this Section 4(l), into the aggregate consideration received, or deemed to have been received by the Corporation for such issue under this Section 4(l), for such Additional Shares of Common Stock.

          (m)    Certificate of Adjustment.    In each case of an adjustment or readjustment of the Series Preferred Conversion Price for each series the number of shares of Common Stock or other securities issuable upon conversion of the Series Preferred, if the Series Preferred is then convertible pursuant to this Section 4, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series Preferred at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series Preferred.

          (n)    Notices of Record Date.    Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3(d)) or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any Asset Transfer (as defined in Section 3(d)), or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail, by first class mail, postage prepaid, to each holder of Series Preferred, at the address for such holder as shown on the books of the Corporation, at least ten (10) days prior to the record date specified therein a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

          (o)    Reservation of Stock Issuable Upon Conversion.    The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

          (p)    Notices.    Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

          (q)    Payment of Taxes.    The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

        Section 5.    No Reissuance of Series Preferred.    No share or shares of Series Preferred acquired by the Corporation by reason of purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

        Section 6.    No Preemptive Rights.    Stockholders shall have no preemptive rights except as granted by the Corporation pursuant to written agreements.

        Section 7.    Redemption.    The Series Preferred is not redeemable.

ARTICLE V

        Subject to Section 2(b) of Article IV above, the Board of Directors shall have the power to adopt, amend and repeal the bylaws of the Corporation (except insofar as the bylaws of the Corporation as adopted by action of the stockholders of the Corporation shall otherwise provide). Subject to Section 2(b) of Article IV above, any bylaws made by the directors under the powers conferred hereby may be amended or repealed by the directors or by the stockholders, and the powers conferred in this Article V shall not abrogate the right of the stockholders to adopt, amend and repeal bylaws.

ARTICLE VI

        Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VII

        Subject to Section 2(b) of Article IV above, the Corporation reserves the right to amend the provisions in this Amended and Restated Certificate of Incorporation and in any certificate amendatory hereof in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder or thereunder are granted subject to such reservation.

ARTICLE VIII

        To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

        The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding whether criminal, civil, administrative or investigative, by reason of the fact that he/she, his/her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation to the same extent as permitted by law.

        Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

        The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

        IN WITNESS WHEREOF, the undersigned have executed this Amended and Restated Certificate of Incorporation on this 23rd day of January, 2007.

By:	/s/ EUAN S. THOMSON, PH.D. Euan S. Thomson, Ph.D. President and Chief Executive Officer
By:	/s/ ROBERT E. MCNAMARA Robert E. McNamara Secretary

Signature Page to Amended and Restated Certificate of Incorporation

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AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ACCURAY INCORPORATED